Mail Stop 3561

October 27, 2006

Mr. Kevin Greer
Chief Financial Officer
Spectre Gaming, Inc.
14200 23rd Avenue N.
Minneapolis, MN 55447

Re: **Spectre Gaming, Inc.**
        Registration Statement on Form SB-2
        File No. 333-137751
        Filed on October 2, 2006

Dear Mr. Greer,

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that our comments regarding this registration statement should also be applied to the registration statement on Form SB-2 (333-137811) filed by the company on October 5, 2006, where applicable.

2. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately

characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

3. Please revise your disclosure, as appropriate, to disclose the registration of additional shares pursuant to your Form SB-2 filed on October 5, 2006 (file no. 333-137811). Please address the dilutive effects of this additional registration statement as well as the requirement under the convertible preferred stock financing documents stating that if the number of shares underlying the Series B preferred stock required to be registered for resale exceeds 90% of the shares actually registered, an additional registration statement covering at least 130% of the shares required to be registered must be filed.

Outside Facing Page

4. Please revise the cover of the registration statement to include the following language and check the box: "If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box."

Cover Page

5. We note from your cover page that 6,977,865 shares "potentially issuable" in connection with the convertible debentures or certain warrants are being registered. Please revise to disclose the nature of these shares and the contractual terms pursuant to which they are being registered. For example, we note from page 3 that upon the occurrence of certain events, the company will be required to pay liquidated damages in the form of cash or common stock. Are these shares being registered in the event the company is required to pay liquidated damages? Are any shares on registration statement 333-137811 being so registered? Revise accordingly.

Summary

Our Company, page 1

6. Please revise the description of your business, including the descriptions of the different submarkets, to more clearly explain what your products do. Providing examples of some of your machines in each submarket would be helpful. Additionally, while not mentioned in the summary section, we note in the risk factors and other sections of the filing that you reference your "game cabinet manufacturing operations." Clarify whether this is a term used to describe your business generally or whether it is a separate line of products.

7. Please revise the last sentence of the first paragraph to explain the phrase "Class II and Class III gaming."

8. In one of the opening paragraphs, please provide your revenues and net losses for the most recent audited period and interim stub to provide a financial snapshot of your company. Additionally, disclose that your auditors have issued a going concern opinion and disclose the amount of your accumulated deficit. Finally, disclose that you have sufficient cash to continue operations only through November 2006. We note your disclosure on page 5.

9. Please remove the text discussing your opinions with respect to your competitors' businesses or provide us with a basis for such statements. In this regard, we note the descriptions of your competitors' "antiquated" technology and the statement that you believe many of your competitors' devices "are operating in manners that do not comply with applicable laws and regulations, and may therefore be subject to seizures and forfeitures by state and local authorities." Revise throughout the document, including your Business section, to remove these and any similar statements.

Countertops/Touchscreens, page 2

10. Please revise the last sentence of this section to clarify your statement that your system will "facilitate the changing of games once they have met their normal 'shelf life'…" We do not understand your disclosure here.

Other Untapped Markets, page 2

11. Please provide the basis for your estimate that several hundred thousand AWP devices may be sold to untapped markets.

Other, page 4

12. You state that the registration statement covers 7,120,800 shares of common stock issuable upon the exercise of various warrants. Please revise to reconcile this figure with the 17,464,274 warrant shares identified on the cover page and elsewhere in the registration statement or advise.

Risk Factors

13. Please add a risk factor discussing the risks your indebtedness poses to the company and include a discussion regarding the various interest rates associated with your debt. Ensure that your discussion includes quantified amounts with respect to your total indebtedness and your various interest rates in order to put the risk in perspective for investors.

Our independent auditors have substantial doubt, page 6

14. Revise to quantify your net losses and your accumulated deficit.

Our officers and directors… market price of our common stock, page 9

15. We note that the beneficial ownership percentages in this section do not reconcile with the figures contained in the table on page 33. Please revise accordingly.

Cautionary Note Regarding Forward-Looking Statements, page 12

16. Please remove your references to Sections 27A and 21E of the Securities Act of 1933 and the Securities Exchange Act of 1934, respectively, as they are not available for penny-stock companies.

MD&A

Overview, page 13

17. In the second paragraph you indicate that you "invested heavily" in research and development in 2004. However, on pages 14 and 22 you state that your expenses for research and development in 2004 were $0. Please explain. Additionally, you state that the company raised "substantial capital" in two private placements during 2004. Revise to quantify the amount of capital that was raised.

18. We note the final paragraph of this section. Please expand your disclosure to more fully address your current backlog and your anticipated timetable for filling these outstanding orders.

Financings, page 17

19. Revise the first paragraph on page 18 to clarify whether the $600,000 of short-term loans has been paid off or remains outstanding.

20. We note from the second paragraph of this section that preferred shareholders "elected" to receive common shares in lieu of cash. As it appears that the preferred shareholders have discretion with respect to receiving interest payments in either cash or stock, provide us with a thorough analysis explaining why you believe the offering of 1,139,698 PIK shares was complete prior to the filing of registration statement 333-137811. Provide a similar analysis with respect to the PIK shares being registered on registration statement 333-137751 or confirm that the investors have no discretion with respect to whether they receive interest payments in cash or stock and point us to the specific section(s) of the related documents that contain this limitation.

Description of Business, page 21

21. You state on page F-25 that approximately 70% of your revenues are derived from sales to three customers. Please revise this section to disclose your dependence on three major customers. Refer to Item 101(b)(6).

The Markets, page 21

22. As a follow-up to comment 6 above, please expand your disclosure to more specifically describe the gaming systems currently available in the redemption/novelty and eightliner/video poker markets. In addition, please address why you believe your gaming systems will gain acceptance in those markets.

Security Ownership of Certain Beneficial Owners and Management, page 33

23. Please revise the beneficial ownership table to identify the person possessing voting and investment power with respect to the shares held by Perkins Capital Management, Inc.

24. Please revise footnote (11) to clarify whether Mr. Eibensteiner is an affiliate of Wyncrest Capital, Inc.

Certain Relationships and Related Transactions, page 35

25. Please revise to state, if true, that the terms of each related party transaction were equivalent to the terms that could have been received in an arms-length transaction. If they are not, please revise to discuss.

Selling Shareholders, page 41

26. Please tell us whether any of the selling shareholders are registered broker-dealers or affiliates of registered broker-dealers. If any of the selling shareholders are broker-dealers who did not receive the shares being offered on their behalf as compensation for placement agent services, please name them as underwriters. To the extent any of the selling shareholders are affiliates of registered broker-dealers, please confirm, if true, that they acquired the securities being registered in the ordinary course of business and at the time of the acquisition had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

27. Please revise to ensure that you have disclosed the natural persons possessing voting and investment power for each entity listed in the table.

Spectre Gaming, Inc.
October 27, 2006
Page 6

28. While we note that the majority of the shares being offered relate to the convertible debt financing, please revise the footnotes regarding the "Holders of Various Warrants" to explain the material terms of the transactions in which the selling shareholders received their securities. Additionally, if any of the other shares being offered do not relate to the convertible debenture financing, revise to disclose the material terms of those transactions, as well. For example, we note that footnotes 4 and 5 reference outstanding common shares in addition to those related to the convertible debt financing.

Undertakings, Part II

29. Please revise the undertakings consistent with updated Rule 512 of Regulation S-B.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (612) 672-8397
        Mr. William M. Mower
        Maslon Edelman Borman & Brand